[CWWJO Letterhead]

November 6, 2006

Via EDGAR and

Facsimile 202-772-9202

Max A. Webb, Assistant Director

United States Securities

   and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	Western Sizzlin Corporation
Pre-Effective Amendment No.3 to Form S-3, filed November 5, 2006 SEC File No. 333-137222 Our File No. WSC06-CB006

Dear Mr. Webb:

Forwarded with this letter is Pre-Effective Amendment No. 3 to Western Sizzlin Corporation’s Form S-3, marked to show changes from Pre-Effective Amendment No.2.  Below are responses to the comments included in your letter of October 30 2006, made with reference to the section titles and item numbers in your letter.

Recent Developments in Our Business, page 14

1.                                         As you requested, we have added additional disclosure concerning the limitations on Mr. Biglari’s investment authority.

                 We believe that the foregoing responds fully to your comments. We hereby request an accelerated effective date of November 6, 2006.  If you have any additional comments or questions, please contact me.

Yours very truly,

/s/ Michael C. Pallesen For the Firm

cc:	Sardar Biglari Robyn B. Mabe